

07006934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 17737 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hazlett, Burt & Watson, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Chapline Street
(No. and Street)

| Wheeling | WV | 26003 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy M. Bidwell — 304-233-3312
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bodkin Wilson & Kozicki, PLLC
(Name – *if individual, state last, first, middle name*)

| 32 - Twentieth St., Suite 300 | Wheeling | WV | 26003 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Timothy M. Bidwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title


OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
SUSAN L. WEISENBORN
Hazlett, Burt & Watson, Inc.
1300 Chapline Street
Wheeling, West Virginia 26003
My Commission Expires June 15, 2008

Statutory short form for an individual acting in his or her own right (from W. Va. Code §39-1 A-6):
STATE OF WEST VIRGINIA
COUNTY OF OHIO
The foregoing instrument was acknowledged before me this 2-16-07 (date) by Timothy M. Bidwell
My commission expires 06-15-08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**HAZLETT, BURT & WATSON, INC.**
**TABLE OF CONTENTS**
**DECEMBER 31, 2006 AND 2005**

# BODKIN WILSON & KOZICKI PLLC

CERTIFIED PUBLIC ACCOUNTANTS

John S. Bodkin, Jr., CPA
Dan E Wilson, CPA, MBA
Dennis A. Kozicki, CPA

Janet L. Roset, CPA
Michael N. Deemer, CPA
Nancy Gwynn, CPA

The Maxwell Centre
32 Twentieth Street, Suite 300
Wheeling, West Virginia 26003

304 232-2280
Fax 304 232-2322
www.bwkcpas.com

Weirton Office
3600 West Street, Suite 4
Weirton, West Virginia 26062

304 748-5550
Fax 304 748-5551


## INDEPENDENT AUDITOR'S REPORT



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2007
WASH, D.C.
202


To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.:

We have audited the accompanying statements of financial condition of Hazlett, Burt & Watson, Inc., as of December 31, 2006 and 2005, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazlett, Burt & Watson, Inc., as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wheeling, West Virginia,
February 2, 2007.

Bodkin Wilson & Kozicki PLLC

## HAZLETT, BURT & WATSON, INC.
## STATEMENTS OF FINANCIAL CONDITION
## DECEMBER 31, 2006 AND 2005

### ASSETS

| | 2006 | 2005 |
|---|---|---|
| Cash | $ 610,743 | $ 88,217 |
| Receivable from broker-dealers | 156,430 | 111,671 |
| Receivable from customers | 3,971,591 | 3,508,448 |
| Receivable from officers and employees | 1,229 | 22,844 |
| Receivable from clearing broker | 134,254 | 1,233,307 |
| Firm trading account, at market value | 229,046 | 430,881 |
| Firm investment account: | | |
| Marketable, at market value | 1,513,033 | 1,160,950 |
| Not readily marketable, at estimated fair value | 5,102,067 | 303,230 |
| Exchange membership, at cost (market value $-0- and $3,550,000, respectively) | - | 79,500 |
| Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $370,880 and $343,191, respectively | 95,071 | 122,495 |
| Real estate and improvements at cost, less accumulated depreciation of $71,106 and $57,470, respectively | 227,726 | 241,362 |
| Other assets | 928,806 | 436,053 |
| | $ 12,969,996 | $ 7,738,958 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | 2006 | 2005 |
|---|---|---|
| **Liabilities:** | | |
| Payable to broker-dealers and clearing organizations | $ 219,727 | $ 121,868 |
| Payable to customers | 1,824,809 | 2,516,591 |
| Payable to banks | 690,000 | 213,757 |
| Accounts payable and accrued liabilities | 715,565 | 653,593 |
| | $ 3,450,101 | $ 3,505,809 |
| **Shareholder's equity:** | | |
| Capital stock, $1.6667 par value, 250,000 shares authorized; 203,500 shares outstanding in 2006 and 2005 | $ 339,173 | $ 339,173 |
| Less - Treasury stock, 2,000 shares in 2006 and 2005 | (3,333) | (3,333) |
| Capital in excess of par value | 400,754 | 400,754 |
| Retained earnings | 8,783,301 | 3,496,555 |
| | $ 9,519,895 | $ 4,233,149 |
| | $ 12,969,996 | $ 7,738,958 |

The accompanying notes are an integral part of these statements.

# HAZLETT, BURT & WATSON, INC.
## STATEMENTS OF INCOME
## FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

| | | 2006 | | 2005 |
|---|---|---|---|---|
| **REVENUES:** | | | | |
| Commissions on security transactions | $ | 1,590,058 | $ | 1,962,435 |
| Fee based brokerage revenues | | 1,551,787 | | 1,631,309 |
| Investment advisory revenues | | 207,695 | | - |
| Floor brokerage commissions | | - | | 38,211 |
| Income on firm trading and investments | | 2,400,267 | | 1,681,714 |
| Interest and dividends | | 451,382 | | 421,629 |
| Miscellaneous fees and other income | | 878,150 | | 729,601 |
| Unrealized appreciation (depreciation) in the value of firm investment and trading accounts | | 5,090,303 | | (112,832) |
| | $ | 12,169,642 | $ | 6,352,067 |
| **EXPENSES:** | | | | |
| Employee compensation and benefits | $ | 2,290,748 | $ | 2,255,110 |
| Commissions | | 1,797,271 | | 1,971,442 |
| Communications and data processing | | 423,803 | | 449,737 |
| Interest | | 36,100 | | 59,871 |
| Rent and maintenance | | 167,244 | | 185,966 |
| Depreciation | | 51,784 | | 65,447 |
| General, administrative and other expenses | | 817,826 | | 745,307 |
| | $ | 5,584,776 | $ | 5,732,880 |
| Net income | $ | 6,584,866 | $ | 619,187 |
| Earnings per share based upon net income | $ | 32.36 | $ | 3.04 |

The accompanying notes are an integral part of these statements.

**HAZLETT, BURT & WATSON, INC.**
**STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005**

| | Capital Stock | | Capital in Excess of | Retained | Treasury Stock | |
|---|---|---|---|---|---|---|
| | Shares | Dollars | Par Value | Earnings | Shares | Dollars |
| Balance, December 31, 2004 | 203,500 | $ 339,173 | $ 400,754 | $ 3,638,318 | 2,000 | $ (3,333) |
| Net income for the year ended December 31, 2005 | | | | 619,187 | | |
| Distribution to shareholder during the year ended December 31, 2005 | | | | (760,950) | | |
| Balance, December 31, 2005 | 203,500 | $ 339,173 | $ 400,754 | $ 3,496,555 | 2,000 | $ (3,333) |
| Net income for the year ended December 31, 2006 | | | | 6,584,866 | | |
| Distribution to shareholder during the year ended December 31, 2006 | | | | (1,298,120) | | |
| **Balance, December 31, 2006** | **203,500** | **$ 339,173** | **$ 400,754** | **$ 8,783,301** | **2,000** | **$ (3,333)** |

The accompanying notes are an integral part of these statements.

**HAZLETT, BURT & WATSON, INC.**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005**

| | 2006 | 2005 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Cash received from brokerage operations | $ 5,992,250 | $ 5,269,709 |
| Interest and dividends received | 451,382 | 421,629 |
| Cash paid to suppliers and employees | (5,088,233) | (4,697,981) |
| Interest paid | (36,100) | (59,871) |
| Cash paid to others - net | (817,826) | (745,307) |
| Net cash provided by operating activities | $ 501,473 | $ 188,179 |
| **Cash Flows from Investing Activities:** | | |
| Payment for purchase of equipment | $ (11,075) | $ (31,359) |
| Proceeds from sale of investment securities | 854,005 | 386,251 |
| Net cash provided by investing activities | $ 842,930 | $ 354,892 |
| **Cash Flows from Financing Activities:** | | |
| Distributions to shareholder | $ (1,298,120) | $ (760,950) |
| Net proceeds (payment) of short term borrowing | 476,243 | (321,672) |
| Net cash used by financing activities | $ (821,877) | $ (1,082,622) |
| Net increase (decrease) in cash | $ 522,526 | $ (539,551) |
| Cash at beginning of year | 88,217 | 627,768 |
| Cash at end of year | $ 610,743 | $ 88,217 |
| **Reconciliation of Net Income to Net Cash Flows from Operating Activities:** | | |
| Net income | $ 6,584,866 | $ 619,187 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 51,784 | 65,447 |
| Loss on disposal of fixed asset | 351 | - |
| (Increase) decrease in: | | |
| Net receivables - customers | (1,154,924) | 2,460,913 |
| Other assets | (471,138) | 234,836 |
| Trading securities | 201,834 | (9,162) |
| Investment securities, net | (6,004,925) | (119,896) |
| Exchange membership | 79,500 | - |
| Increase (decrease) in: | | |
| Net payables to broker-dealers and clearing organizations | 1,152,153 | (2,992,584) |
| Accounts payable and accrued liabilities | 61,972 | (70,562) |
| Net cash provided by operating activities | $ 501,473 | $ 188,179 |

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1. **Summary of Significant Accounting Policies**

**Organization and Nature of Business** - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange and the National Association of Securities Dealers (NASD). The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

**Basis of Accounting** - The financial statements are presented using the accrual method of accounting.

**Security Transaction Accounting** – Firm securities transactions effected in the firm investment account are recorded on a trade date basis. All other firm proprietary and customer security transactions along with related commission revenues and expenses are recorded on a settlement date basis. Settlement is generally required on the third business day following the trade date.

**Firm Trading and Investment Accounts** – Marketable securities are carried at market value and securities not readily marketable are valued at fair value as determined by management. Changes in unrealized appreciation or depreciation on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

**Depreciation** - Depreciation on real estate and improvements, furniture, equipment and leasehold improvements is provided using various methods over their estimated useful lives of five to thirty nine years.

**Statement of Cash Flows** - For purposes of the statement of cash flows, cash as presented on the statement, represents cash in banks.

**Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

**Reclassifications** – Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year fiancial statements.

**HAZLETT, BURT & WATSON, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2006 AND 2005**

## 2. Lease Commitments

The Company leases office facilities and equipment under noncancelable leases which expire at different dates from 2007 through 2012. Certain existing leases contain renewal options. Minimum lease payments under these operating leases are as follows:

| | | |
|---|---|---|
| 2007 | $ | 151,154 |
| 2008 | | 41,796 |
| 2009 | | 21,252 |
| 2010 | | 1,932 |
| 2011 | | 1,932 |
| Thereafter | | 1,288 |
| | $ | 219,354 |

## 3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to other broker-dealers and clearing organizations result from normal trading and borrowing transactions.

| | 2006 | 2005 |
|---|---|---|
| Receivables - | | |
| Dividends and interest | $ 156,430 | $ 4,485 |
| Securities failed-to-deliver | - | 107,186 |
| | $ 156,430 | $ 111,671 |
| Receivable from clearing broker | $ 134,254 | $ 1,233,307 |
| Payables - | | |
| Payable to clearing organization and other brokers | $ 219,727 | $ 121,901 |

## 4. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule requires that the ratio of aggregate indebtedness to net capital not exceed 15 to one. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was approximately 1.10 to one and net capital, as computed in accordance with Rule 15c3-1, was $3,128,211 as compared to a minimum net capital requirement of $250,000.

## 5. Employee Benefits

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution was $72,983 for 2006 and $82,736 for 2005 and is included in the Company's total contribution. The Company's total contribution was $280,157 for 2006 and $247,830 for 2005.

## 6. Earnings Per Share

Earnings per share are calculated based upon the weighted average number of shares issued during 2006 and 2005. There are no common stock equivalents.

## 7. Payable to Banks

The Company maintains various lines of credit at local banks which total $1,850,000. As of December 31, 2006, the Company had not drawn on the available credit. These lines of credit are unsecured, are payable on demand and carry interest rates ranging from 7.75% to 9.25%.

The Company also maintains a $15,000,000 brokerage credit agreement. As of December 31, 2006, the Company had collateralized $3,779,738 of this credit line and had utilized $690,000 of this credit line, leaving a balance available of $14,310,000. The available credit was collateralized by $864,998 in customer's margined securities, $1,275,950 in firm owned securities, and $1,638,790 in related household (household members and other persons related to principals) securities. This credit agreement is payable on demand, and bears a variable interest rate of 6.45%.

## 8. Income Taxes

The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder. (See Note 10).

**HAZLETT, BURT & WATSON, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2006 AND 2005**

## 9. Firm Trading and Investment Accounts

The statements of financial condition reflect the market value of marketable securities and the estimated fair value of not readily marketable securites in the firm trading and investment accounts. The related cost and unrealized appreciation (depreciation) are as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Firm Trading | Investment | Firm Trading | Investment |
| Cost | $ 231,723 | $ 675,452 | $ 431,426 | $ 617,000 |
| Market / Fair Value | 229,046 | 6,615,100 | 430,881 | 1,464,180 |
| Unrealized Appreciation (Depreciation) | $ (2,677) | $ 5,939,648 | $ (545) | $ 847,180 |

Gross realized gains from the sale of investing securities were $813,754 in 2006 and $213,611 in 2005 which is included in Income on Firm Trading and Investments.

Investment securities at market value / fair value are as follows:

| | 2006 | 2005 |
|---|---|---|
| Marketable corporate stocks | $ 1,513,033 | $ 1,160,950 |
| Not readily marketable stock | 5,102,067 | 303,230 |
| | $ 6,615,100 | $ 1,464,180 |

Trading securities at market value are as follows:

| | 2006 | 2005 |
|---|---|---|
| Government agencies | $ 24,284 | $ 361,584 |
| Corporate bonds | - | 14,556 |
| State and municipal obligations | 201,687 | 14,687 |
| Corporate stocks | 3,075 | 40,054 |
| | $ 229,046 | $ 430,881 |

## 10. Related Party Transactions

During 1999 a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Co. Security National Trust Co. is a national nondepository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Co. are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. has paid for various costs for HB&W, Inc. and this amount is reflected within the "Other Assets" section of the statements of financial condition as a receivable. As of December 31, 2006 and 2005, Hazlett, Burt & Watson, Inc. is owed $121,320 and $123,770 from HB&W, Inc.

## 10. Related Party Transactions (continued)

In addition Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services at cost and leases office space to Security National Trust Co. in the Wheeling, West Virginia office. The terms of the lease require Security National Trust Co. to pay $30,000 per year for the period January 1, 2005 through December 31, 2009.

Security National Trust Co. had entered into a one year lease, beginning January 1, 2005, to sub-lease office space and furniture from Hazlett, Burt & Watson, Inc. at the Lancaster, Pennsylvania location for $18,000 per year. In 2006 Security National Trust Co. exercised their option to renew the lease for one 12-month period under the same terms. This option was not renewed for fiscal year 2007.

Security National Trust Co. acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Co. charges the standard and customary fees for providing these services.

## 11. Financial Instruments with Off -Balance-Sheet Risk

In the normal course of business, the Company's customer and broker activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduces excess positions, when necessary.

## 11. Financial Instruments with Off -Balance-Sheet Risk (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company might be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls the risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

## 12. Concentrations of Credit Risk

The Company currently maintains operations in Wheeling and Vienna, West Virginia and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As of December 31, 2006, Hazlett, Burt & Watson, Inc. maintains several bank accounts at various banks. Accounts at a banking institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at several of these institutions exceeded federally insured limits. The amount in excess of the FDIC limit totaled $501,815.

## 13. Cash Segregated Under Federal Regulations

Included in the cash account on the statements of financial condition is cash of $1,000 that has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

## 14. Commitments

As of December 31, 2004 the Company had entered into employment agreements with certain employees. The initial agreements expire on December 31, 2008 and automatically renew for an additional one year period at the end of each year. In the event employment is terminated (other than voluntarily by the employee or by the Company for cause in all agreements or upon disability in one of the agreements), the Company is committed to pay various benefits, including monthly severance of not more than $35,000 per month. The benefits are to be paid from the date of termination over varying lengths of time in accordance with the terms of each agreement.

## 15. Other Assets

Included in "Other assets" are deposits with clearing organizations in the amount of $135,721, consisting of $117,917 in cash, $2,083 in preferred stock and $15,721 in common stock, as of December 31, 2006. As of December 31, 2005 the Company had deposits in the amount of $118,000, consisting of $116,750 in cash and $1,250 in preferred stock.

## 16. Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

## 17. Investment Advisory Revenues

In May 2006, the Company formed Security Capital Management (SCM). This division of the Company is registered with the Securities and Exchange Commission as an Investment Advisor. SCM provides investment management services under an investment advisor model.

## 18. Exchange Membership

The Company's exchange membership, as of December 31, 2005, was carried at cost. In March 2006, as a result of a merger between the New York Stock Exchange, Inc. and Archipelago Holdings, Inc, an all-electronic stock exchange operator, the Company's membership was exchanged for $300,000 in cash and 80,177 restricted shares of the newly merged company (NYSE Group). While the Company has elected to remain under the regulatory jurisdiction of NYSE Regulation, it has not elected to lease a trading license for direct access to the trading markets of NYSE Group.

In May 2006, the Company participated in a limited secondary offering of its shares in NYSE Group. In that offering, 12,946 shares of the restricted stock were sold for proceeds totaling approximately $780,000. The remaining 67,231 shares of NYSE Group remain restricted from sale as follows:

13,781 Shares – restriction expires March 7, 2007
26,725 Shares – restriction expires March 7, 2008
26,725 Shares – restriction expires March 7, 2009

# HAZLETT, BURT & WATSON, INC.
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS IN SUPPORT OF SPECIAL RESERVE BANK ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
## AS OF DECEMBER 31, 2006

| | | |
|---|---|---|
| Computation of total credits: | | |
| Free credit balances and other credit balances in customers' security accounts | $ | 1,801,423 |
| Customers' securities failed to receive | | 158,568 |
| CNS net reconciliation | | 61,159 |
| Other miscellaneous haircuts and charges | | 24,565 |
| Payable to banks | | 690,000 |
| | $ | 2,735,715 |
| Computation of total debits: | | |
| Debit balance in customers' cash and margin accounts- | | |
| Total customer debit balances (excluding accounts of officers of $674,484) | $ | 3,297,107 |
| Minus 1% haircut | | (32,971) |
| Dividends and interest receivable | | 155,871 |
| Other miscellaneous | | 134,254 |
| | $ | 3,554,261 |
| Reserve computation: | | |
| Excess of total credits over total debits required to be on deposit in reserve bank account | | None |
| Amount held on deposit in "Reserve Bank Account", including value of qualified securities, at end of reporting period | $ | 1,000 |
| Amount of deposit | | N/A |
| New amount in Reserve Bank Account after adding deposit | $ | 1,000 |
| Date of deposit | | N/A |

**Note:** No material differences exist between this schedule and Part II of the unaudited FOCUS Report dated December 31, 2006, filed by the Company, other than reclassifications between total credits and total debits, plus minor audit adjustments.

## HAZLETT, BURT & WATSON, INC.
## COMPUTATION OF NET CAPITAL UTILIZING THE BASIC METHOD
## UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
## AS OF DECEMBER 31, 2006

| | | |
|---|---|---|
| Total shareholder's equity | $ | 9,519,895 |
| Less - Non allowable assets: | | |
| Securities owned not readily marketable | $ | 5,102,067 |
| Investment in and receivable from affiliate | | 123,281 |
| Property, furniture and equipment | | 322,797 |
| Prepaid expenses and other assets | | 501,190 |
| Loans and advances | | 1,228 |
| Total nonallowable assets | $ | 6,050,563 |
| Less - Capital charges: | | |
| Percentage charge on market value of securities in trading and investment accounts and undue concentrations | | 341,121 |
| Total nonallowable assets and capital charges | $ | 6,391,684 |
| Adjusted net capital | $ | 3,128,211 |
| Computation of aggregate indebtedness: | | |
| Payable to clearing organization | $ | 61,159 |
| Bank loan - customer collateral | | 690,000 |
| Failed to receive | | 158,569 |
| Customers' security accounts - including free credit balances of $1,611,972 | | 1,824,809 |
| Accounts payable and accrued expenses | | 715,565 |
| Aggregate indebtedness | $ | 3,450,102 |
| Aggregate indebtedness as a percentage of adjusted net capital | | 110% |
| Reconciliation with Hazlett, Burt & Watson, Inc. calculation: | | |
| Net capital, as reported in the Company's Part II Focus Report | $ | 3,128,211 |
| Net audit adjustment | | - |
| Net capital per above | $ | 3,128,211 |

## HAZLETT, BURT & WATSON, INC.
## INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
## AS OF DECEMBER 31, 2006

| | Number of Items |
|---|---|
| Customers' fully paid and excess margin securities not in the respondent's possession or control as of December 31, 2006, (for which instructions to reduce to possession or control had been issued as of December 31, 2006 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3) | None |
| Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 | None |

**Note:** No material differences exist between this schedule and Part II of the unaudited FOCUS Report dated December 31, 2006, filed by the Company.

BODKIN WILSON & KOZICKI PLLC
CERTIFIED PUBLIC ACCOUNTANTS

John S. Bodkin, Jr., CPA
Dan E Wilson, CPA, MBA
Dennis A. Kozicki, CPA

Janet L. Roset, CPA
Michael N. Deemer, CPA
Nancy Gwynn, CPA

The Maxwell Centre
32 Twentieth Street, Suite 300
Wheeling, West Virginia 26003

304 232-2280
Fax 304 232-2322
www.bwkcpas.com

Weirton Office
3600 West Street, Suite 4
Weirton, West Virginia 26062

304 748-5550
Fax 304 748-5551

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.:

In planning and performing our audit of the financial statements of Hazlett, Burt & Watson, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bodkin Wilson + Konjecki PLLC

Wheeling, West Virginia,
February 2, 2007.

END